UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)*

Under the Securities Exchange Act of 1934

HC2 HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

74443P104
(CUSIP Number)

Philip A. Falcone Chief Executive Officer 450 Park Avenue, 30th Floor New York, New York 10022 (212) 906-8555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74443P104	Page 1 of 6

1	NAME OF REPORTING PERSON Harbinger Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,758,360
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,758,360
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,758,360
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 74443P104	Page 2 of 6

1	NAME OF REPORTING PERSON Philip A. Falcone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 524,306
	8	SHARED VOTING POWER 5,758,360
	9	SOLE DISPOSITIVE POWER 524,306
	10	SHARED DISPOSITIVE POWER 5,758,360
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,282,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 74443P104	Page 3 of 6

Item 1.    Security and Issuer.

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed by the undersigned to amend the Schedule 13D filed on January 7, 2014, as amended by Amendment No. 1 filed on January 15, 2014 (as amended, the “Schedule 13D”) with respect to the shares of Common Stock, par value $0.001 per share (the “Shares”), of HC2 Holdings, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 460 Herndon Parkway, Suite 150, Herndon, VA 20170.

Item 2.    Identity and Background.

No material change.

Item 3.    Source and Amount of Funds or Other Consideration.

No material change.

CUSIP No. 74443P104	Page 4 of 6

Item 4.    Purpose of Transaction.

Item 4 is hereby amended by adding the following as the last paragraph thereof:

“On January 15, 2014, Mr. Falcone was appointed as a director of the Issuer. In connection with being appointed as a director of the Issuer, Mr. Falcone was granted (i) 2,028 restricted stock units that vest as to one-half of the Shares on January 15, 2015 and one-half of the Shares on January 15, 2016, subject in each case to continued service as a director of the Issuer on the date of vesting, and (ii) stock options to acquire 4,055 Shares. One-third of the Shares with respect to such stock options vested on January 15, 2014 and the remainder of such Shares vests one-third on January 15, 2015 and one-third on January 15, 2016, subject in each case to continued service as a director of the Issuer on the date of vesting.

On May 21, 2014, the Issuer entered into an employment agreement (“Falcone Agreement”) with Mr. Falcone pursuant to which Mr. Falcone will serve as Chairman, President and Chief Executive Officer of the Issuer. In connection with such entering into such agreement, the Issuer entered into an Option Agreement (the “Option”) with Mr. Falcone pursuant to which Mr. Falcone has the right to purchase an initial amount of 1,568,864 Shares (the “Exercise Shares”) at an initial exercise price (the “Exercise Price”) of $4.56 per share.  The Option vests in three equal installments, on the date of issuance and on each of the first and second anniversaries of the date of issuance, subject to Mr. Falcone’s continued employment with the Issuer on each vesting date, and the vesting of the Option is accelerated upon the occurrence of certain fundamental corporate transactions (the “Fundamental Change Transactions”) involving the Issuer, including the sale or other disposition of all or substantially all of its assets or the acquisition of a majority of the voting power of its capital stock by certain persons, other than Mr. Falcone, HGI and HGI-affiliated entities. Vested portions of the Option are exercisable from the date of issuance through May 20, 2024, after which point the Option is null and void. The Exercise Price and number of Exercise Shares issuable upon exercise of the Option are subject to anti-dilution adjustments upon the occurrence of certain events, including the issuance of dividends payable in shares of common stock, cash or other securities or assets, stock splits and reverse stock splits, certain dilutive issuances of common stock or rights to acquire common stock and Fundamental Change Transactions. Such securities are beneficially owned by Mr. Falcone. On May 21, 2014, the Issuer entered into an employment agreement with Keith Hladek (the “Hladek Agreement”) pursuant to which Mr. Hladek will serve as the Chief Operating Officer of the Issuer. In connection with the Hladek Agreement, within thirty (30) days following stockholder approval of an equity incentive plan (the “Plan”) in the form and with such terms and conditions as determined in the sole discretion of the Issuer, Mr. Hladek is entitled to receive the following grants upon the approval of the Plan: (i) 125,000 shares of restricted stock, vesting in three equal installments, on the date of issuance and on each of the first and second anniversaries of the date of issuance; and (ii) stock options to purchase 25,000 Shares, exercisable in three equal installments, on the date of issuance and on each of the first and second anniversaries of the date of issuance, subject in each case to Mr. Hladek’s continued employment with the Issuer on the date of vesting.

For a more detailed description of the Option, the Falcone Agreement and the Hladek Agreement, see the Issuer's Current Report on Form 8-K filed with the Securities Exchange Commission on May 23, 2014.”

CUSIP No. 74443P104	Page 5 of 6

Item 5.    Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 is hereby amended and restated in its entirety as follows:

“References to percentage ownerships of Shares in this Schedule 13D are based upon the 15,688,644 Shares stated to be outstanding as of April 30, 2014 by the Issuer in its Quarterly Report on Form 10-Q for the fiscal period ended March 31, 2014, filed with the SEC on May 9, 2014.  As of the date hereof, HGI Funding holds 5,758,360 Shares. Such Shares are beneficially owned by HGI, and may be deemed to be beneficially owned by Mr. Falcone as a result of Mr. Falcone’s being the Chairman of the board and Chief Executive Officer of HGI and his relationship with HGI’s Controlling Persons. See Item 4 above for the number of Shares that Mr. Falcone and Mr. Hladek may be deemed to beneficially own. As a result of the relationships among the Reporting Persons and Mr. Hladek, the Reporting Persons and Mr. Hladek may be deemed to be members of a “group” for purposes of the Securities Exchange Act of 1934, as amended, and may be deemed to beneficially own the aggregate number of Shares described herein.  Each such person specifically disclaims beneficial ownership in the Shares except to the extent it or he actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, HGI may be deemed to be the beneficial owner of 5,758,360 Shares, constituting 36.7% of the outstanding Shares.

HGI has the sole power to vote or direct the vote of none of the Shares; has the shared power to vote or direct the vote of 5,758,360 Shares; has sole power to dispose or direct the disposition of none of the Shares; and has shared power to dispose or direct the disposition of 5,758,360 Shares.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 6,282,666 Shares, constituting 40.0% of the outstanding Shares.

Mr. Falcone has the sole power to vote or direct the vote of 524,306 Shares; has the shared power to vote or direct the vote of 5,758,360 Shares; has sole power to dispose or direct the disposition of 524,306 Shares; and has shared power to dispose or direct the disposition of 5,758,360 Shares.

(c) Other than as reported above, the Reporting Persons have not effected any transactions in the Shares since their last Schedule 13D filing.”

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.    Material to be Filed as Exhibits.

Exhibit D	Joint Filing Agreement

CUSIP No. 74443P104	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER GROUP INC.
By:	/s/ Philip A. Falcone
	Name:	Philip A. Falcone
	Title:	Chief Executive Officer

/s/ Philip A. Falcone
Philip A. Falcone

May 23, 2014

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

Exhibit D

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, par value $.001 per share, of HC2 Holdings, Inc., and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

HARBINGER GROUP INC.
By:	/s/ Philip A. Falcone
	Name:	Philip A. Falcone
	Title:	Chief Executive Officer

/s/ Philip A. Falcone
Philip A. Falcone

May 23, 2014